

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2020

Wade Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
3200 Guasti Road, Suite #100
Ontario, California 91761

>   **Re: Kiwa Bio-Tech Products Group Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed March 18, 2020, as amended**
>   **File No. 000-33167**

Dear Mr. Li:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Robert L. B. Diener, Esq.